Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

February 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 14, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from TC Biopharm (Holdings) plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one Ordinary Share nominal value £0.01 per share

Ordinary Shares, nominal value £0.01 per share

Warrants

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi